Exhibit 99.3

Ixtaca Project
Almaden Minerals Ltd.

DATE & SIGNATURE PAGE

I, Jesse J. Aarsen, B.Sc. Mining Engineering, P.Eng., of Femie B.C. do consent to the public filing of the Technical Report titled “Preliminary Economic Assessment of the Ixtaca Project” dated May 13, 2014. This technical report supports the April 16, 2014 news release by Almaden Minerals Ltd.

I also consent to the use of extracts from, or a summary of, the Technical Report in the April 16, 2014 news release of Almaden Minerals Ltd.

I certify that I have read the April 16, 2014 news release and that it fairly and accurately represents the information in the Technical Report.

13-May-2014	Page i